Game Sense Sports, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 WF Business Checking (5379)	1,197.57
Stripe (required for Synder)	45.35
Stripe Clearing	111.32
SVB Account (3481)	94.59
SVB Checking (0393)	9,100.04
Total Bank Accounts	**$10,548.87**
Accounts Receivable	
1100 Accounts Receivable	17,102.94
Total Accounts Receivable	**$17,102.94**
Other Current Assets	
1200 Advances	0.00
1250 Other Receivables	0.00
1300 Prepaid Expenses	0.00
1700 Undeposited Funds	800.00
Total Other Current Assets	**$800.00**
Total Current Assets	**$28,451.81**
Fixed Assets	
1500 Furniture and Equipment	
1525 Computers	3,338.90
1550 Video Equiptment	3,411.84
Total 1500 Furniture and Equipment	**6,750.74**
1600 Accumulated Depreciation	-6,750.74
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$28,451.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	88,657.95
Total Accounts Payable	**$88,657.95**
Credit Cards	
2100 WF Tom CC (7427)	-120.00
2100-1 WF Tom CC (4282) - EXPIRED 2023	19,395.04
2150 WF Peter's CC (5447)	414.67
2200 SVB Credit Card (0658)	30,308.02
2250 American Express (1004)	6,500.00
Total Credit Cards	**$56,497.73**

Game Sense Sports, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Other Current Liabilities	
2400 Deferred Revenue	61,771.84
2500 Promissory notes	79,377.43
2570 WF Business line of credit (3400)	26,873.70
Total Other Current Liabilities	**$168,022.97**
Total Current Liabilities	**$313,178.65**
Long-Term Liabilities	
2560 EIDL/EIDG Loan	291,539.51
2800 Convertible Notes	0.00
2801 KISS - Sullivan	45,000.00
2802 KISS - Zaichkowski	55,000.00
2803 Convertible note - Techstars	109,109.61
Total 2800 Convertible Notes	**209,109.61**
Total Long-Term Liabilities	**$500,649.12**
Total Liabilities	**$813,827.77**
Equity	
3000 Opening Balance Equity	0.00
3100 Retained Earnings	-732,726.67
3110 WeFunder Investment	117,521.25
3120 Common Stock	20,000.00
3130 Preferred Stock	
3131 Preferred Stock - Zaichkowski	30,000.00
3132 Preferred Stock - Sullivan	40,000.00
3133 Preferred Stock - Dowdeswell	50,000.00
3134 Preferred Stock - Jackel	20,000.00
3135 Preferred Stock - Harlan	10,000.00
3136 Preferred Stock - Jas. Pardikes	10,000.00
3137 Preferred Stock - John T Campbell	15,000.00
Total 3130 Preferred Stock	**175,000.00**
3150 Treasury Stock	-10.86
3200 Capital Accounts	
3201 Old Owner Invst/Draw	-2,061.00
3203 Tom's Contributions & Draws	11,066.70
3204 David's Contributions & Draws	-75.83
3205 Other Contributions & Draws	5,000.00
Total 3200 Capital Accounts	**13,929.87**
3400 Members' Equity	5,218.46
Net Income	-384,308.01
Total Equity	**$ -785,375.96**
TOTAL LIABILITIES AND EQUITY	**$28,451.81**